Julia Aryeh
Senior Counsel

345 Park Avenue	Direct	212.407.4043
New York, NY 10154	Main	212.407.4000
	Fax	212.407.4990
	jaryeh@loeb.com

September 30, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Attn: Stacie Gorman, Esq.

Re:	Evolution Global Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 9, 2025

File No. 333-289152

Dear Ms. Gorman:

On behalf of our client, Evolution Global Acquisition Corp., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated September 25, 2025 on the Company’s registration statement on Form S-1/A1 filed on September 9, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the responses. We have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment. In addition to addressing the Staff’s comments, the Amendment has been updated to include additional founder shares issued to the Sponsor.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosures in response to prior comment 1, including that a non-managing sponsor investor has expressed an interest in purchasing units in the public offering and that such investor will have different interests than your public shareholders. As previously stated, please further revise your disclosure to clarify that the non-managing sponsor will have an incentive to vote in favor of the business combination, regardless of the number of shares owned, because of such investor’s ownership of non-managing sponsor membership interests and private placement warrants. Also revise to state any amount of units that such investor has expressed an interest in purchasing in the public offering.

Response: We have revised the disclosure on the cover page of Amendment No. 2 in response to the Staff’s comment.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 30, 2025 Page 2

2.	We note your disclosure that you will pay an advisory fee to Evolution Capital Pty Ltd and Stephen Silver up to $400,000 for management consulting and advisory services. Please disclose this on your cover page. Refer to Item 1602(a)(3) of Regulation S-K. Please clarify in an appropriate section if this may be paid to Mr. Silver in addition to any finders fees, and clarify the different services from management that they will be providing to receive these payments and whether there are any conditions to this payment. Please also revise your conflicts discussion beginning on page 41 to include this fee. Refer to Item 1602(b)(7) of Regulation S-K. We also note your disclosure in footnote 2 to your use of proceeds table that you have excluded this amount. Please revise the table to include this advisory fee, or explain why it should be excluded.

Response: We have revised the disclosure on the cover page of Amendment No. 2, and updated footnote (2) in the Use of Proceeds section, in response to the Staff’s comment.

Our Sponsor, page 5

3.	You state on the cover page and elsewhere that the 25% anti-dilution adjustment excludes the private placement shares but you also have revised disclosures elsewhere in your prospectus stating that the anti-dilution adjustment does not exclude the private placement shares. Please revise to reconcile.

Response: We have revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment to clarify that there are no private placement shares (pages 6, 103 and 119), and deleted the reference to private placement shares in Note 8 in the Financial Statements.

Risk Factors

We may only be able to complete one business combination with the proceeds..., page 68

4.	We note your disclosure stating the net proceeds from this offering and the private placement of warrants are expected to provide you with $92 million if the underwriters’ over-allotment option is exercised in full. Please reconcile this amount with the net proceeds disclosures in the Use of Proceeds section on page 100, or revise for accuracy.

Response: We have revised the disclosure on page 68 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission September 30, 2025 Page 3

Dilution, page 104

5.	We note your response to our prior comment 8. Your revisions appear to be limited to the exercise of warrants upon the conversion of working capital loans converted into private placement warrants, and not related to the broader exercise of the public and private warrants. As such, we reissue our prior comment. Please expand your narrative disclosure on page 104 to ensure that you describe each material potential source of future dilution not included in the table. Your revisions should address, but not necessarily be limited to, potential future dilution related to the exercise of the public and private warrants, or tell us how you determined such revisions are not necessary. Reference is made to Item 1602(c) of Regulation S-K.

Response: We have revised the disclosure on page 104 of Amendment No. 1 in response to the Staff’s comment.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 or via email at jaryeh@loeb.com.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

Cc:	David J. Levine